U.S. COMMERCIAL CORP., S.A. DE C.V.

03 JUL 28 AM 7:21

July 25, 2003

Securities and Exchange Comission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.
U

SUPPL



03024840

Reference. U.S. Commercial Corp., S.A. de C.V.
File Number 82-34669

Enclosed, find the unaudited consolidated financial statements as of june 30, 2003 and 2002 for U.S. COMMERCIAL CORP., S.A. DE C.V.

This statements are the traslated versions wich are sent every quarter to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement, statement of changes in financial position, breakdown of main concepts, ratios and data per share.

The following information is also sent to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.

Sincerely,

Lic. Alejandro Archundia Becerra
Attorney in fact

dlw 7/29

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: USCOM

Quarter: 2 Year: 2003

U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2003 AND 2002

(Thousands of Pesos)

03 JUL 28 AM 7:21

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**14,241,552**	**100**	**19,657,497**	**100**
2	**CURRENT ASSETS**	**8,051,700**	**57**	**8,875,944**	**45**
3	CASH AND SHORT-TERM INVESTMENTS	2,395,358	17	2,545,362	13
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	236,457	2	512,993	3
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	155,450	1	535,631	3
6	INVENTORIES	4,745,329	33	5,279,315	27
7	OTHER CURRENT ASSETS	519,106	4	2,643	0
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,990,730**	**14**	**2,078,207**	**11**
13	PROPERTY	938,450	7	844,208	4
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	2,825,945	20	2,368,367	12
16	ACCUMULATED DEPRECIATION	1,780,729	13	1,146,599	6
17	CONSTRUCTION IN PROGRESS	7,064	0	12,231	0
18	**DEFERRED ASSETS (NET)**	**4,160,479**	**29**	**8,637,338**	**44**
19	**OTHER ASSETS**	**38,643**	**0**	**66,008**	**0**
20	**TOTAL LIABILITIES**	**7,719,678**	**100**	**8,629,687**	**100**
21	**CURRENT LIABILITIES**	**4,380,202**	**57**	**6,023,888**	**70**
22	SUPPLIERS	2,412,324	31	2,830,979	33
23	BANK LOANS	0	0	873,281	10
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	200,679	3	308,022	4
26	OTHER CURRENT LIABILITIES	1,767,199	23	2,011,606	23
27	**LONG-TERM LIABILITIES**	**3,251,291**	**42**	**2,472,452**	**29**
28	BANK LOANS	3,040,218	39	2,446,732	28
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	211,073	3	25,720	0
31	**DEFERRED LOANS**	**88,185**	**1**	**124,124**	**1**
32	**OTHER LIABILITIES**	**0**	**0**	**9,223**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**6,521,874**	**100**	**11,027,810**	**100**
34	**MINORITY INTEREST**	**2,198,620**	**34**	**5,384,611**	**49**
35	**MAJORITY INTEREST**	**4,323,254**	**66**	**5,643,199**	**51**
36	**CONTRIBUTED CAPITAL**	**3,333,652**	**51**	**2,468,238**	**22**
37	PAID-IN CAPITAL STOCK (NOMINAL)	351,057	5	330,874	3
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,892,083	29	1,539,647	14
39	PREMIUM ON SALES OF SHARES	1,090,512	17	597,717	5
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**989,602**	**15**	**3,174,961**	**29**
42	RETAINED EARNINGS AND CAPITAL RESERVE	485,682	7	2,812,929	26
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	185,484	3	230,198	2
	FOR THE YEAR	318,436	5	131,834	1

MEXIÇAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **2** YEAR: **2003**
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**2,395,358**	**100**	**2,545,362**	**100**
46	CASH	745,329	31	386,219	15
47	SHORT-TERM INVESTMENTS	1,650,029	69	2,159,143	85
18	**DEFERRED ASSETS (NET)**	**4,160,479**	**100**	**8,637,338**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	4,160,479	100	8,546,432	99
50	DEFERRED TAXES	0	0	90,906	1
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**4,380,202**	**100**	**6,023,888**	**100**
52	FOREING CURRENCY LIABILITIES	4,179,523	95	5,715,866	95
53	MEXICAN PESOS LIABILITIES	200,679	5	308,022	5
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**1,767,199**	**100**	**2,011,606**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	44,281	3	24,934	1
58	OTHER CURRENT LIABILITIES WITHOUT COST	1,722,918	97	1,986,672	99
27	**LONG-TERM LIABILITIES**	**3,251,291**	**100**	**2,472,452**	**100**
59	FOREING CURRENCY LIABILITIES	3,251,291	100	2,472,452	100
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0		0
62	MEDIUM TERM NOTES	0	0		0
30	**OTHER LOANS**	**211,073**	**100**	**25,720**	**100**
63	OTHER LOANS WITH COST	211,073	100	25,720	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**88,185**	**100**	**124,124**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	0	0
67	OTHERS	88,185	100	124,124	100
32	**OTHER LIABILITIES**	**0**	**100**	**9,223**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	9,223	100
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**185,484**	**100**	**230,198**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	185,484	100	230,198	100

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM**
U.S. COMMERCIAL CORP., S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	3,671,498	2,852,056
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	622	622
75	EMPLOYERS (*)	12,177	12,932
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	917,007,542	890,250,000
78	REPURCHASED SHARES (*)	84,826,268	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **2** YEAR: **2003**
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**18,972,475**	**100**	**20,324,462**	**100**
2	COST OF SALES	15,074,867	79	15,911,616	78
3	**GROSS INCOME**	**3,897,608**	**21**	**4,412,846**	**22**
4	OPERATING	3,890,408	21	4,115,174	20
5	**OPERATING INCOME**	**7,200**	**0**	**297,672**	**1**
6	TOTAL FINANCING COST	(48,047)	0	(134,691)	(1)
7	**INCOME AFTER FINANCING COST**	**55,247**	**0**	**432,363**	**2**
8	OTHER FINANCIAL OPERATIONS	(275,659)	(1)	112,832	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**330,906**	**2**	**319,531**	**2**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(20,360)	0	143,642	1
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**351,266**	**2**	**175,889**	**1**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**351,266**	**2**	**175,889**	**1**
14	INCOME OF DISCONTINUOUS OPERATIONS	17,228	0	7,536	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**334,038**	**2**	**168,353**	**1**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**334,038**	**2**	**168,353**	**1**
19	NET INCOME OF MINORITY INTEREST	15,602		36,519	0
20	**NET INCOME OF MAJORITY INTEREST**	**318,436**	**2**	**131,834**	**1**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **2** YEAR: **2003**
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**18,972,475**	**100**	**20,324,462**	**100**
21	DOMESTIC	0	0	0	0
22	FOREIGN	18,972,475	100	20,324,462	100
23	TRANSLATED INTO DOLLARS (***)	1,810,212	10	1,939,209	10
6	**TOTAL FINANCING COST**	**(48,047)**	**100**	**(134,691)**	**100**
24	INTEREST PAID	102,928	214	123,225	91
25	EXCHANGE LOSSES	13,451	28	156,883	116
26	INTEREST EARNED	37,644	78	30,448	23
27	EXCHANGE PROFITS	41,168	86	287,815	214
28	GAIN DUE TO MONETARY POSITION	(85,614)	(178)	(96,536)	(72)
8	**OTHER FINANCIAL OPERATIONS**	**(275,659)**	**100**	**112,832**	**100**
29	OTHER NET EXPENSES (INCOME) NET	18,461	7	160,104	142
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(294,120)	(107)	(47,272)	(42)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(20,360)**	**100**	**143,642**	**100**
32	INCOME TAX	(13,891)	(68)	95,608	67
33	DEFERED INCOME TAX	(6,469)	(32)	48,034	33
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **2** YEAR **2003**
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	18,972,476	20,324,463
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	39,637,311	42,286,436
39	OPERATION INCOME (**)	131,883	371,312
40	NET INCOME OF MAYORITY INTEREST(**)	(1,911,011)	226,417
41	NET CONSOLIDATED INCOME (**)	(4,037,594)	357,522

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM**
U.S. COMMERCIAL CORP., S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**334,038**	**168,353**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	222,935	484,957
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**556,973**	**653,310**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(608,682)	(772,854)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(51,709)**	**(119,544)**
6	CASH FLOW FROM EXTERNAL FINANCING	(57,560)	(373,421)
7	CASH FLOW FROM INTERNAL FINANCING	(41,202)	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(98,762)**	**(373,421)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(186,837)**	**190,724**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(337,308)	(302,241)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	2,732,666	2,847,603
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	2,395,358	2,545,362

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM**
U.S. COMMERCIAL CORP., S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**222,935**	**484,957**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	253,730	286,314
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(30,795)	198,643
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(608,682)**	**(772,854)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(94)	269,577
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	931,261	22,651
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	124,217	12,598
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(1,316,812)	(1,056,821)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(347,254)	(20,859)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(57,560)**	**(373,421)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	311,018	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	50,654
27	(-) BANK FINANCING AMORTIZATION	(368,578)	(424,075)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(41,202)**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(3,600)	
31	(-) DIVIDENS PAID	0	
32	+ PREMIUM ON SALE OF SHARES	(37,602)	
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(186,837)**	**190,724**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(108,351)	(193,933)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	(1,434)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	126	194,362
39	+ (-) OTHER ITEMS	(78,612)	191,729

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **2** YEAR: **2003**

U.S. COMMERCIAL CORP., S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	1.76	%	0.83	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(44.20)	%	4.01	%
3	NET INCOME TO TOTAL ASSETS (**)	(28.35)	%	1.82	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	25.63	%	57.34	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	2.78	times	2.15	times
7	NET SALES TO FIXED ASSETS (**)	19.91	times	20.35	times
8	INVENTORIES ROTATION (**)	6.62	times	9.55	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	2	days	4	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	6.87	%	7.99	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	54.21	%	43.90	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.18	times	0.78	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	96.26	%	94.89	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	163.32	%	118.97	%
15	OPERATING INCOME TO INTEREST PAID	0.07	times	2.42	times
16	NET SALES TO TOTAL LIABILITIES (**)	5.13	times	4.90	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.84	times	1.47	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.75	times	0.60	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.04	times	1.03	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	54.69	%	42.25	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	2.94	%	3.21	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(3.21)	%	(3.80)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(0.50)	times	(0.97)	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	58.28	%	100.00	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	41.72	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	57.99	%	(101.68)	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM**
U.S. COMMERCIAL CORP., S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	(2.07)	$	0.25
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00	$	0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00	$	0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	0.58	$	(0.32)
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.03	$	(0.76)
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	4.92	$	0.00
8	CARRYING VALUE PER SHARE	$	4.71	$	6.34
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00	$	0.00
10	DIVIDEND IN SHARES PER SHARE		0.00 shares		0.00 shares
11	MARKET PRICE TO CARRYING VALUE		0.91 times		0.00 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		(2.08) times		0.00 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00 times		0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM**
U.S. COMMERCIAL CORP., S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B-1		1	917,007,542			917,007,542	351,057	
TOTAL			**917,007,542**	**0**	**0**	**917,007,542**	**351,057**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
917,007,542
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
B-1	84,826,268	3.91304	4.30000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM**
U.S. COMMERCIAL CORP., S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **30** **OF** **JUNE** **OF** **2003** AND **2002** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. QUINTIN H. BOTAS HERNANDEZ
APODERADO

C.P. JOSE LUIS OCAÑA CASTRO

MEXICO, D.F., AT JULY 24 OF 2003

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: **2** Year: **2003**

U.S. COMMERCIAL CORP., S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2003 AND 2002

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**4,334,650**	**100**	**5,699,667**	**100**
2	**CURRENT ASSETS**	**252,088**	**6**	**1,643,222**	**29**
3	CASH AND SHORT-TERM INVESTMENTS	203,707	5	1,610,602	28
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	48,137	1	32,620	1
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	244	0	0	0
8	**LONG-TERM**	**4,082,562**	**94**	**4,056,445**	**71**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	4,082,562	94	4,056,445	71
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**0**	**0**	**0**	**0**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	0	0	0	0
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**0**	**0**	**0**	**0**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**11,396**	**100**	**56,468**	**100**
21	**CURRENT LIABILITIES**	**11,396**	**100**	**56,468**	**100**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	11,396	100	56,468	100
26	OTHER CURRENT LIABILITIES	0	0	0	0
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**0**	**0**	**0**	**0**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**4,323,254**	**100**	**5,643,199**	**100**
36	**CONTRIBUTED CAPITAL**	**3,333,652**	**77**	**2,468,238**	**44**
37	PAID-IN CAPITAL STOCK (NOMINAL)	351,057	8	330,874	6
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,892,083	44	1,539,647	27
39	PREMIUM ON SALES OF SHARES	1,090,512	25	597,717	11
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**989,602**	**23**	**3,174,961**	**56**
42	RETAINED EARNINGS AND CAPITAL RESERVE	485,682	11	2,812,929	50
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	185,484	4	230,198	4
45	NET INCOME FOR THE YEAR	318,436	7	131,834	2

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **2** YEAR: **2003**
U.S. COMMERCIAL CORP., S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**203,707**	**100**	**1,610,602**	**100**
46	CASH	605	0	46	0
47	SHORT-TERM INVESTMENTS	203,102	100	1,610,556	100
18	**DEFERRED ASSETS (NET)**	**0**	**100**	**0**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**11,396**	**100**	**56,468**	**100**
52	FOREING CURRENCY LIABILITIES	0	0	0	0
53	MEXICAN PESOS LIABILITIES	11,396	100	56,468	100
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER		0		0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES		0		0
56	CURRENT MATURITIES OF BONDS		0		0
26	**OTHER CURRENT LIABILITIES**	**0**	**100**	**0**	**100**
57	OTHER CURRENT LIABILITIES WITH COST		0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST		0	0	0
27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
59	FOREING CURRENCY LIABILITIES		0	0	0
60	MEXICAN PESOS LIABILITIES		0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS		0		0
62	MEDIUM TERM NOTES		0		0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST		0	0	0
64	OTHER LOANS WITHOUT COST		0	0	0
31	**DEFERRED LOANS**	**0**	**100**	**0**	**100**
65	NEGATIVE GOODWILL		0	0	0
66	DEFERRED TAXES		0	0	0
67	OTHERS		0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES		0	0	0
69	OTHERS LIABILITIES		0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**185,484**	**100**	**230,198**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	185,484	100	230,198	100

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **2** YEAR: **2003**
U.S. COMMERCIAL CORP., S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	240,692	1,586,754
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	917,007,542	890,250,000
78	REPURCHASED SHARES (*)	84,826,268	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **2** YEAR: **2003**
U.S. COMMERCIAL CORP., S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
R		Amount	%	Amount	%
1	**NET SALES**	**0**	**100**	**0**	**100**
2	COST OF SALES	0	0	0	0
3	**GROSS INCOME**	**0**	**0**	**0**	**0**
4	OPERATING	0	0	0	0
5	**OPERATING INCOME**	**0**	**0**	**0**	**0**
6	TOTAL FINANCING COST	(34,751)	0	(78,503)	0
7	**INCOME AFTER FINANCING COST**	**34,751**	**0**	**78,503**	**0**
8	OTHER FINANCIAL OPERATIONS	(5,744)	0	(80,560)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**40,495**	**0**	**159,063**	**0**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	14,934	0	56,969	0
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**25,561**	**0**	**102,094**	**0**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	292,875	0	29,740	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**318,436**	**0**	**131,834**	**0**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**318,436**	**0**	**131,834**	**0**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**318,436**	**0**	**131,834**	**0**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM**
U.S. COMMERCIAL CORP., S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**0**	**100**	**0**	**100**
21	DOMESTIC		0	0	0
22	FOREIGN		0	0	0
23	TRANSLATED INTO DOLLARS (***)		0	0	0
6	**TOTAL FINANCING COST**	**(34,751)**	**100**	**(78,503)**	**100**
24	INTEREST PAID	206	1	21	0
25	EXCHANGE LOSSES	13,451	39	148,161	189
26	INTEREST EARNED	17,946	52	24,376	31
27	EXCHANGE PROFITS	41,168	118	239,531	305
28	GAIN DUE TO MONETARY POSITION	10,706	31	37,222	47
8	**OTHER FINANCIAL OPERATIONS**	**(5,744)**	**100**	**(80,560)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	18,593	324	(33,288)	(41)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(24,337)	(424)	(47,272)	(59)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**14,934**	**100**	**56,969**	**100**
32	INCOME TAX	21,403	143	56,969	100
33	DEFERED INCOME TAX	(6,469)	(43)	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM**
U.S. COMMERCIAL CORP., S.A. DE C.V.

QUARTER: **2** YEAR **2003**

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	1	1
37	NET INCOME OF THE YEAR	62,630	162,413
38	NET SALES (**)	0	0
39	OPERATION INCOME (**)	1	1
41	NET CONSOLIDATED INCOME (**)	(1,911,011)	226,417

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **2** YEAR: **2003**
U.S. COMMERCIAL CORP., S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
1	**CONSOLIDATED NET INCOME**	**318,436**	**131,834**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	(299,344)	(29,740)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**19,092**	**102,094**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	5,093	26,386
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**24,185**	**128,480**
6	CASH FLOW FROM EXTERNAL FINANCING	0	0
7	CASH FLOW FROM INTERNAL FINANCING	(41,202)	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(41,202)**	**0**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(584,607)**	**(2,179)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(601,624)	126,301
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	805,331	1,484,301
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	203,707	1,610,602

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **2** YEAR: **2003**
U.S. COMMERCIAL CORP., S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(299,344)**	**(29,740)**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	0
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(299,344)	(29,740)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**5,093**	**26,386**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	0
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	784	(28,867)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(4,061)	0
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	8,370	55,253
6	**CASH FLOW FROM EXTERNAL FINANCING**	**0**	**0**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	
25	+ DIVIDEND RECEIVED	0	
26	+ OTHER FINANCING	0	
27	(-) BANK FINANCING AMORTIZATION	0	
28	(-) STOCK MARKET AMORTIZATION	0	
29	(-) OTHER FINANCING AMORTIZATION	0	
7	**CASH FLOW FROM INTERNAL FINANCING**	**(41,202)**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(3,600)	
31	(-) DIVIDENS PAID	0	
32	+ PREMIUM ON SALE OF SHARES	(37,602)	
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(584,607)**	**(2,179)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(585,192)	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	0
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	585	(2,179)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **2** YEAR: **2003**
U.S. COMMERCIAL CORP., S.A. DE C.V.

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	0.00	%	0.00	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(44.20)	%	4.01	%
3	NET INCOME TO TOTAL ASSETS (**)	(44.09)	%	3.97	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(3.36)	%	(28.23)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.00	times	0.00	times
7	NET SALES TO FIXED ASSETS (**)	0.00	times	0.00	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	0	days	0	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	0.00	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	0.26	%	0.99	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.00	times	0.01	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	0.00	%	0.00	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	0.00	times	0.00	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.00	times	0.00	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	22.12	times	29.10	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	22.12	times	29.10	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	22.12	times	29.10	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	1,787.53	%	2,852.24	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	0.00	%	0.00	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	0.00	%	0.00	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	117.40	times	6,118.10	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	0.00	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	0.00	%	0.00	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM**
U.S. COMMERCIAL CORP., S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (2.07)	$ 0.25
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COM UN SHARE(**)	$ (2.07)	$ 0.25
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 4.71	$ 6.34
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.91 times	0.00 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(2.08) times	0.00 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.